Exhibit 99.1

Youxin Technology Ltd Reports Financial Results for Fiscal Year 2024

Guangzhou, China, Jan. 30, 2025 /PRNewswire/ — Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced its financial results for the fiscal year ended September 30, 2024.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology Ltd, commented, “The past year underscores our diligent strategic adjustments and significant efforts to enhance operational efficiency amid macroeconomic headwinds and challenges in China. We successfully improved our gross margins by 5% to 66% overall in fiscal year 2024 from 61% in fiscal year 2023, despite a decline in revenue due to our strategic shift from developing the customized CRM systems toward developing and marketing our third-generation PaaS platform. As PaaS products generally feature more functionalities in contrast to the more hands-on personnel efforts required for customized CRM development services, we managed to reduce operating expenses and increase efficiency. This improvement reflects better cost control, reduced focus on less profitable service lines, and a pivot toward an upgraded portfolio of solutions. Overall, we reduced our net loss by 45.3%, from $2.34 million in fiscal year 2023 to $1.28 million in fiscal year 2024, while maintaining adequate cash reserves to support product development and strategic execution. We remain optimistic about the growth potential and profitability outlook of our third-generation PaaS platform, which is poised for significant enhancements through AI integration in 2025.”

Mr. Lin continued, “Looking ahead, we are confident that our strategic shift, supported by substantial investment, positions us for a turnaround and long-term growth. Our prudent planning, disciplined management, and strict cost controls will further enhance our operational efficiency and financial stability, ultimately delivering long-term value for the Company and our shareholders.”

Fiscal Year 2024 Financial Overview

●	Revenue was $521,241 in fiscal year 2024, compared to $895,978 in fiscal year 2023.
●	Gross profit was $341,593 in fiscal year 2024, compared to $543,302 in fiscal year 2023.
●	Gross margin was 66% in fiscal year 2024, an increase from 61% in fiscal year 2023.
●	Net loss was $1.3 million in fiscal year 2024, compared to $2.3 million in fiscal year 2023.

Fiscal Year 2024 Financial Results

Revenues

Total revenues were $521,241 in fiscal year 2024, or a decrease of 42% from $895,978 in fiscal year 2023. The decrease was mainly because the Company gradually reduced operating the customized CRM system development services.

	For the years ended September 30,
	2024			2023
($)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Professional services	275,314	158,880	42%	548,822	318,439	42%
Payment channel services	206,526	-	100%	291,643	-	100%
Others	39,401	20,768	47%	55,513	34,237	38%
Total	521,241	179,648	66%	895,978	352,676	61%

Revenue from professional services was $275,314 in fiscal year 2024, or a decrease of 50% from $548,822 in fiscal year 2023.

●	The Company did not generate revenue from customized CRM system development services in fiscal year 2024. Revenue from customized CRM system development services was $134,768 in fiscal year 2023. The decrease was mainly due to the Company gradually reducing operating Customized CRM system development service.

●	Revenue from the additional function development services was $42,758 in fiscal year 2024, or a decrease of 73% from $155,904 in fiscal year 2023. The decrease was mainly due to the less new needs of the function development from the existing clients for fiscal year 2024.

●	Revenue from subscription services was $232,556 in fiscal year 2024, or a decrease of 10% from $258,150 in fiscal year 2023. The decrease was mainly due to the decreasing customized CRM system development services from 2023, which led to the Company to provide less subscription service in the following periods.

Cost of Revenues

Cost of revenues was $179,648 in fiscal year 2024, a decrease of 49% from $352,676 in fiscal year 2023.

Gross Profit

Gross profit was $341,593 in fiscal year 2024, compared to $543,302 in fiscal year 2023.

Gross margin was 66% in fiscal year 2024, an increase from 61% in fiscal year 2023.

Operating Expenses

Operating expenses were $1.7 million in fiscal year 2024, compared to $3.0 million in fiscal year 2023.

●	Selling expenses were $94,481 in fiscal year 2024, a decrease of 58% from $225,926 in fiscal year 2023. The decrease was mainly due to the decrease in headcount and salaries and welfare. The decrease of salaries and welfare by 59% was primarily due to a decrease in headcount and pay cuts for fiscal year 2024, compared to fiscal year 2023.

●	General and administrative expenses were $496,006 in fiscal year 2024, a decrease of 16% from $589,372 in fiscal year 2023. The decrease was primarily due to a decrease in salaries and welfare of 46% compared to fiscal year 2023 as decrease in headcount and pay cuts.

●	Research and development expenses were $1.1 million in fiscal year 2024, a decrease of 47% from $2.2 million in fiscal year 2023. The decrease was primarily attributed to the decrease in labor related costs including salary and welfare by 47% for fiscal year 2024 compared to fiscal year 2023. Payment made to Cloud Service and other related research and development costs decreased by 43% for fiscal year 2024, which was in line with the operating of business of reducing of CRM development services.

Other Income, Net

Total net other income was $113,367 in fiscal year 2024, compared to $81,360 in fiscal year 2023.

Net Loss

Net loss was $1.3 million in fiscal year 2024, compared to a net loss of $2.3 million in fiscal year 2023.

Basic and Diluted Loss per Share

Basic and diluted loss per share was $0.04 in fiscal year 2024, compared to $0.09 in fiscal year 2023.

Financial Condition

As of September 30, 2024, the Company had cash of $18,372, compared to $399,050 as of September 30, 2023.

Net cash used in operating activities was $728,066 in fiscal year 2024, compared to $2,310,183 in fiscal year 2023.

Net cash provided by investing activities was $360 in fiscal year 2024, compared to $815 in fiscal year 2023.

Net cash provided by financing activities was $431,390 in fiscal year 2024, compared to $484,878 in fiscal year 2023.

Recent Development

The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market on December 20, 2024 under the ticker symbol “YAAS.” On December 23, 2024, the Company completed its initial public offering (the “Offering”) of 2,300,000 Class A ordinary shares at a public offering price of US$4.50 per Class A ordinary share. The Company received aggregate gross proceeds of US$10.35 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Cautionary Note Regarding Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation the Company’s statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For investor and media inquiries, please contact:

Youxin Technology Ltd.
Investor Relations Department
Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

YOUXIN TECHNOLOGY LTD

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(Expressed in U.S. dollars, except for the number of shares)

	September 30, 2024	September 30, 2023
ASSETS
CURRENT ASSETS
Cash	$18,372	$399,050
Restricted cash	24,649	-
Accounts receivable, net	176,607	233,481
Prepaid expenses and other current assets	122,676	140,696
Total current assets	342,304	773,227

NON-CURRENT ASSETS
Property and equipment, net	3,948	11,696
Deferred offering costs	478,108	117,215
Operating lease right-of-use assets	123,170	85,662
Other non-current assets	10,608	27,558
Total non-current assets	615,834	242,131

TOTAL ASSETS	$958,138	$1,015,358

LIABILITIES

CURRENT LIABILITIES
Short-term bank loan	$323,472	$311,129
Accounts payable	31,350	52,448
Contract liabilities	215,768	166,628
Amount due to related parties	1,067,119	274,836
Operating lease liabilities - current	42,277	85,082
Payroll payable	1,869,436	1,465,220
Accrued expenses and other current liabilities	40,299	21,192
Total current liabilities	3,589,721	2,376,535

Operating lease liabilities - non-current	82,674	363
Total non-current liabilities	82,674	363

TOTAL LIABILITIES	$3,672,395	$2,376,898

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ DEFICIT
Class A ordinary shares, ($0.0001 par value, 400,000,000 shares authorized, 22,304,693 shares issued and outstanding as of September 30, 2024 and 2023, respectively)	2,230	2,230
Class B ordinary shares, ($0.0001 par value, 100,000,000 shares authorized, 8,945,307 shares issued and outstanding as of September 30, 2024 and 2023, respectively)	895	895

Share subscription receivables	(3,125)	(3,125)
Additional paid-in capital	12,154,929	12,154,929
Accumulated deficit	(15,419,765)	(14,139,104)
Accumulated other comprehensive income	550,579	622,635
Total shareholders’ deficit	(2,714,257)	(1,361,540)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$958,138	$1,015,358

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Expressed in U.S. dollars, except for the number of shares)

	Years Ended September 30,
	2024	2023	2022
REVENUES	$521,241	$895,978	$1,277,066

COST OF REVENUES	(179,648)	(352,676)	(581,339)

GROSS PROFIT	341,593	543,302	695,727

OPERATING EXPENSES
Selling expenses	(94,481)	(225,926)	(934,744)
General and administrative expenses	(496,006)	(589,372)	(1,276,127)
Research and development expenses	(1,139,922)	(2,152,602)	(5,257,256)
Total operating expenses	(1,730,409)	(2,967,900)	(7,468,127)

NET LOSS FROM OPERATIONS	(1,388,816)	(2,424,598)	(6,772,400)

OTHER INCOME, NET
Other income	134,802	99,053	349,797
Other expense	(21,435)	(17,693)	(34,280)
Total other income, net	113,367	81,360	315,517

NET LOSS BEFORE TAXES	(1,275,449)	(2,343,238)	(6,456,883)

Income tax expense	(5,212)	-	-

NET LOSS	(1,280,661)	(2,343,238)	(6,456,883)

Accretion to redeemable preferred equity	-	(326,837)	(605,659)
Net loss attributable to ordinary shareholders	(1,280,661)	(2,670,075)	(7,062,542)

NET LOSS	(1,280,661)	(2,343,238)	(6,456,883)

Other comprehensive loss
Foreign currency translation (loss) income	(72,056)	(212,292)	895,745

TOTAL COMPREHENSIVE LOSS	$(1,352,717)	$(2,555,530)	$(5,561,138)

Basic and diluted loss per share	$(0.04)	$(0.09)	$(0.27)

*Weighted average number of ordinary shares outstanding - basic and diluted	31,335,616	28,204,585	25,931,452

*  Giving retroactive effect to the issuance of shares effected on April 21, 2023.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Expressed in U.S. dollars, except for the number of shares)

	Years Ended September 30
	2024	2023	2022
Cash flows from operating activities
Net loss	$(1,280,661)	$(2,343,238)	$(6,456,883)
Adjustments to reconcile net loss to cash used in operating activities:
Loss (gain) on disposal of property and equipment	572	(357)	-
Amortization of right-of-use assets	101,888	204,715	481,504
Depreciation	6,816	12,293	14,717
Credit loss provision	4,664	-	-
Loss from termination of right-of-use assets	183	369	-
Changes in assets and liabilities
Accounts receivable	52,210	94,595	(16,181)
Prepaid expenses and other current assets	18,020	69,605	(87,583)
Deferred contract costs	-	30,192	(7,184)
Other non-current assets	16,950	28,368	24,131
Accounts payable	(21,098)	(14,007)	27,495
Operating lease liabilities	(100,073)	(207,881)	(507,521)
Payroll Payable	404,216	102,096	1,040,790
Accrued expenses and other current liabilities	19,107	(18,026)	(4,532)
Contract liabilities	49,140	(268,907)	217,491
Net cash used in operating activities	(728,066)	(2,310,183)	(5,273,756)

Cash flows from investing activities
Purchase of property and equipment	-	-	(1,618)
Proceeds from dispose of property and equipment	360	815	-
Repayment from a related party	-	-	768,380
Net cash provided by investing activities	360	815	766,762

Cash flows from financing activities
Loan from related parties	792,283	284,292	-
Proceeds from short-term bank loan	-	321,834	-
Payment of deferred offering cost	(360,893)	(121,248)	-
Net cash provided by financing activities	431,390	484,878	-

Effect of exchange rates on cash and cash equivalents and restricted cash	(59,713)	5,194	(312,986)

Net decrease in cash and cash equivalents and restricted cash	(356,029)	(1,819,296)	(4,819,980)

Cash and cash equivalents at beginning of year	399,050	2,218,346	7,038,326

Cash and cash equivalents and restricted cash at end of year	$43,021	$399,050	$2,218,346

Cash and cash equivalents	18,372	399,050	1,802,236
Restricted cash	24,649	-	416,110
Cash and cash equivalents and restricted cash at end of year	43,021	399,050	$2,218,346

Cash paid for interest expenses	$10,237	$257	$-
Cash paid for income tax	$-	$-	$-
Supplemental disclosure of non-cash financing activities:
Accretion to redeemable preferred equity	$-	$326,837	$605,659
Exchange redeemable preferred equity with Class A ordinary shares	$-	$12,154,929	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$140,844	$-	$-